                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F           Form 40-F   X
                                 -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes                  No   X
                                 -----               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

                                                  DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

---------- ------------------------------------------------------- -----------
1.          Press Release of February 20, 2003: AEterna Reports
            Financial Results for 2002

---------- ------------------------------------------------------- -----------

                             [AETERNA LOGO OMITTED]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                   AETERNA REPORTS FINANCIAL RESULTS FOR 2002

                  Year marked by record sales and net earnings
            for its subsidiary Atrium and acquisition of Zentaris AG

ALL FIGURES ARE EXPRESSED IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, FEBRUARY 20, 2003 - AEterna Laboratories Inc. (TSX: AEL,
NASDAQ: AELA) reported record revenues of $101 million for the year ended December 31, 2002, and a net loss of $25.8 million, or $0.67 per share, compared to revenues of $44 million and a net loss of $3.5 million or $0.11 per share, for the same period in 2001. The consolidated EBITDA (before non-controlling interest) of its subsidiary Atrium increased 84%, from $6.9 million to $12.7 million for 2002. Consolidated net earnings of Atrium increased by 48%, reaching $6.6 million compared to $4.5 million, for the same period last year. 2002 highlights include AEterna's acquisition of German biopharmaceutical Zentaris AG for $85 million, a strategic alliance with Australian Mayne Pharma for the commercialization of Neovastat, and a $57 million private placement.

              ATRIUM BIOTECHNOLOGIES SELECTED FINANCIAL INFORMATION

(in thousands of Canadian dollars)            12 months ended             3 months ended
                                                  Dec. 31                     Dec. 31
                                          ----------------------       ----------------------
                                             2002       2001              2002       2001
                                          ----------------------       ----------------------
                                              $          $         %        $          $        %
Sales                                       100.9       43.8      130      27.7       20.2      37
EBITDA (before non-controlling interest)     12.7        6.9       84       3.2        2.0      61
Net earnings                                  6.6        4.5       48       1.6        1.1      37

"In 2002, we surpassed our stated expectations and met our strategic goals," said Gilles Gagnon, President and CEO at AEterna. "The recent acquisition of Zentaris brings added value to our shareholders, providing the Company with an extensive pipeline of 11 new products in high potential markets in oncology and endocrinology, an important network of eight new pharmaceutical partners worldwide, and a self-funded unit managed by high level pharmaceutical experts. Neovastat, our lead antiangiogenic compound, is our top priority in oncology for 2003. Positive results of our Phase III trial in renal cell carcinoma with Neovastat could enable AEterna to open this new class of drugs for the treatment of kidney cancer".

Revenues for 2002 were generated by Atrium whose sales increased by 130% in comparison to 2001. This increase is largely attributable to the acquisition, in July 2001, of the French subsidiary, Unipex. On a proforma basis, Atrium would have registered an increase of 36%, taking into account the sales of Unipex for the twelve-month period in 2001. Atrium fourth quarter sales rose $7.5 million, reaching $27.7 million compared to $20.2 million for the same period last year, an increase of 37%. This continued growth reflects the successful integration of Unipex and ADF Chimie, as well as the focused sales strategy.

AEterna's R&D investments increased to $26.1 million in 2002, in line with targeted figures, compared to $22.7 million in 2001. This increase allowed the Phase III pivotal clinical trials for the treatment of lung and kidney cancer to continue as planned.

During the fourth quarter, AEterna's R&D investments amounted to $7.8 million, an increase of $1.6 million compared to the same period last year. The follow-up of patients enrolled in these trials, as well as the costs incurred for the preparation of Neovastat's Basic International Registration dossier, are principally responsible for the increase in R&D investments.

AEterna recorded a net loss of $8 million, or $0.20 per share, in the fourth quarter, compared to a net loss of $2.8 million or $0.08 per share for the same period last year. This increased loss is mainly due to future income tax recovery recorded during the last quarter of 2001.

Net loss for the current year was $25.8 million or $0.67 per share in comparison with $3.5 million or $0.11 per share in 2001. This increase of $22.3 million is due mostly to future income tax recovery and gain on dilution recorded in 2001, amounting to $18.9 million, while the balance of $3.4 million results principally from the increase of R&D investments net from related grants.

As of December 31, 2002, the Company's consolidated cash and short-term investments position was $81.5 million. Of that amount, $43 million was used in January 2003 for the acquisition of Zentaris, leaving AEterna with a consolidated cash position of $38.5 million at the beginning of the current year.

"With $38.5 million in cash and short-term investments, at the beginning of the current year, we continue to have a solid financial position, especially when considering the fast growth of Atrium, Zentaris' self-funded drug development program, as well as Neovastat's continued controlled burn rate and high market potential," concluded Dennis Turpin, Vice President and Chief Financial Officer at AEterna.

2002 HIGHLIGHTS

April: $57 million private placement in AEterna for the acquisition program, the development of Neovastat Phase III trials in lung and kidney cancer, as well as general corporate purposes

May: Atrium acquires French company ADF Chimie S/A, a distributor of active and specialty ingredients to some 50 clients in the French cosmetics industry, including L'Oreal, LVMH and Chanel

October: AEterna signs strategic partnership agreement with Australia's Mayne Pharma, for marketing Neovastat in Canada, Mexico and Australia

               FDA grants Neovastat Orphan-drug Status for the treatment of renal cell carcinoma, a form of kidney cancer

December:      AEterna acquires German biopharmaceutical Zentaris AG for $85 million. The transaction provides AEterna with a combined pipeline of 12 products, focusing on oncology and endocrinology

SCIENTIFIC ARTICLES

During 2002, six scientific articles on Neovastat were published in peer review publications, namely on its multiple mechanisms of action and Phase I/II trial results in lung and kidney cancer. Four others are currently in press. Through the years, hundreds of articles have also been published in influential peer reviews on Zentaris' scientific and clinical research activities.

PATENTS

In 2002, AEterna obtained two additional patents from the United States Patent and Trademark Organization for broader coverage of Neovastat's manufacturing process as well as a composition including administration of Neovastat in combination with an anticancer agent. Furthermore, two patents were validated by the European Patent Bureau that cover Neovastat and its manufacturing process. AEterna now has nine American patents for Neovastat and five others are pending approval.

With the recent acquisition of Zentaris, the combined entities account for over 70 families of patents at the international level.

ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from preclinical stage up to commercialization. AEterna has strategic worldwide partners such as Access Oncology, Ardana Bioscience, Baxter Healthcare S.A., Grupo Ferrer, Hainan Tianwang International Pharmaceutical, Mayne Group, Medac GmbH, Nippon Kayaku, Serono International S.A., Shionogi & Co., Ltd. and Solvay Pharmaceuticals B.V.

AEterna owns 100% of the biopharmaceutical company, Zentaris AG, based in Frankfurt, Germany.

AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemical and pharmaceutical industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                                      - 30 -

CANADA
Media Relations:                            Investor Relations:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                       Cell.: (514) 703-5654
Fax: (418) 577-7700                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

USA                                         EUROPE
The Investor Relations Group                Investor relations
Lisa Lindberg                               Matthias Seeber
Tel.: (212) 825-3210                        Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                         Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                  E-mail: matthias.seeber@zentaris.de


ATTACHED: FINANCIAL SUMMARY

AETERNA LABORATORIES INC. (TSX : AEL, NASDAQ : AELA)
FINANCIAL SUMMARY
(in thousands of Canadian dollars, except per share data)

                                                                         THREE MONTHS ENDED                 TWELVE MONTHS ENDED
                                                                             DECEMBER 31                        DECEMBER 31
                                                           ------------------------------------------------------------------------
CONSOLIDATED RESULTS                                                   2002              2001              2002              2001
Unaudited                                                                $                $                 $                  $
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                              28,008            20,204           101,204            43,777
                                                           ------------------------------------------------------------------------
Cost of sales                                                         21,093            15,350            77,443            29,950
Selling, general and administrative                                    5,507             4,763            17,778            13,040
Research and development                                               7,782             6,209            26,062            22,681
Research tax credits and grants                                         (513)             (630)           (1,933)           (5,989)
Depreciation and amortization                                            742               615             2,421             1,850
                                                           ------------------------------------------------------------------------
                                                                      34,611            26,307           121,771            61,532
                                                           ------------------------------------------------------------------------
Operating loss                                                        (6,603)           (6,103)          (20,567)          (17,755)
Interest income                                                          973             1,065             2,903             3,763
Interest expense                                                        (101)             (254)             (527)             (853)
                                                           ------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                                       (5,731)           (5,292)          (18,191)          (14,845)
Current income taxes                                                    (792)             (640)           (2,565)             (922)
Future income taxes                                                     (547)            5,674            (1,860)            5,674
Non-controlling interest                                                (940)           (2,499)           (3,591)           (3,600)
                                                           ------------------------------------------------------------------------
LOSS BEFORE THE GAIN ON DILUTION                                      (8,010)           (2,757)          (26,207)          (13,693)
Gain on dilution                                                           -                 -               425            10,224
                                                           ------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                               (8,010)           (2,757)          (25,782)           (3,469)
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------
Basic and diluted loss before the
gain on dilution per share                                             (0.20)            (0.08)            (0.68)            (0.44)
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------
Basic and diluted net loss per share                                   (0.20)            (0.08)            (0.67)            (0.11)
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------
Weighted average number of shares
- Basic and diluted                                               40,582,591        32,505,873        38,584,537        30,968,710
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------


                                                                                                  DECEMBER 31       DECEMBER 31
                                                                                               ------------------------------------
CONSOLIDATED BALANCE SHEETS                                                                          2002              2001
                                                                                                       $                 $
-----------------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments                                                                     81,534            54,064
Working capital                                                                                     44,200            61,464
Total assets                                                                                       306,831           134,352
Long-term debt                                                                                       9,969            10,401
Non-controlling interest                                                                            24,677            18,339
Shareholders' equity                                                                               110,336            78,619
Deficit                                                                                             44,864            19,082


STOCK EXCHANGE INFORMATION AS OF DECEMBER 31, 2002

Issued and outstanding shares                          40.7 MILLION
Fully diluted shares                                   40.8 MILLION

Market capitalization                                  $241 MILLION

Average daily transactions                             37,000 SHARES
 (12 months)

ATRIUM BIOTECHNOLOGIES INC.
FINANCIAL SUMMARY
(in thousands of Canadian dollars)

                                                                         THREE MONTHS ENDED                 TWELVE MONTHS ENDED
                                                                             DECEMBER 31                        DECEMBER 31
                                                           ------------------------------------------------------------------------
CONSOLIDATED RESULTS                                                   2002              2001              2002              2001
Unaudited                                                                $                $                 $                  $
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                              27,693            20,204           100,889            43,777
                                                           ------------------------------------------------------------------------
Cost of sales                                                         21,093            15,350            77,443            29,950
Selling and administrative                                             3,134             2,797            10,241             6,498
Research and development                                                 278               146               792               618
Research tax credits and grants                                         (029)             (085)             (334)             (215)
                                                           ------------------------------------------------------------------------
                                                                      24,476            18,208            88,142            36,851
                                                           ------------------------------------------------------------------------
EBITDA                                                                 3,217             1,996            12,747             6,926
Depreciation and amortization                                           (112)             (204)             (422)             (413)
Interest income                                                          240               424               390             1,299
Interest expense                                                        (101)             (254)             (527)             (416)
                                                           ------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING ITEMS                                    3,244             1,962            12,188             7,396
Current income taxes                                                    (792)             (335)           (2,565)             (922)
Future income taxes                                                     (547)             (406)           (1,860)           (1,760)
Non-controlling interest                                                (343)             (080)           (1,127)             (223)
                                                           ------------------------------------------------------------------------
NET EARNINGS FOR THE PERIOD                                            1,562             1,141             6,636             4,491
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------


                                                                                                  DECEMBER 31       DECEMBER 31
                                                                                               ------------------------------------
CONSOLIDATED BALANCE SHEETS                                                                          2002              2001
                                                                                                       $                 $
-----------------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments                                                                     14,259            12,369
Working capital                                                                                     28,975            19,123
Total assets                                                                                        86,333            70,260
Long-term debt                                                                                       5,969             6,401
Non-controlling interest                                                                             6,170             4,220
Shareholders' equity                                                                                48,395            38,831
Retained earnings                                                                                   14,156             7,521

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AETERNA LABORATORIES INC.

DATE:  FEBRUARY 20, 2003                 By:     /s/  CLAUDE VADBONCOEUR
     ---------------------                  -----------------------------------
                                            Claude Vadboncoeur
                                            Vice President, Legal Affairs and
                                            Corporate Secretary